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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 3)*


                           Princeton Video Image, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                                ("Common Stock")
                         (Title of Class of Securities)

                                    742476104
                   ------------------------------------------
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice President, General Counsel and Secretary
                         Cablevision Systems Corporation
                               1111 Stewart Avenue
                          Bethpage, New York 11714-3581
                                 (516) 803-1005
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 25, 2002
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 2 OF 8 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     PVI Holding, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
                                    0 shares of Common Stock
    NUMBER OF                --------------------------------------------------
     SHARES                   (8) SHARED VOTING POWER
  BENEFICIALLY                      18,794,207 shares of Common Stock
    OWNED BY                 --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER
   REPORTING                        0 shares of Common Stock
    PERSON                   --------------------------------------------------
     WITH                    (10) SHARED DISPOSITIVE POWER
                                    18,794,207 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,794,207 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 3 OF 8 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     CSC Holdings, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
                                    0 shares of Common Stock
    NUMBER OF                --------------------------------------------------
     SHARES                   (8) SHARED VOTING POWER
  BENEFICIALLY                      18,794,207 shares of Common Stock
    OWNED BY                 --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER
   REPORTING                        0 shares of Common Stock
    PERSON                   --------------------------------------------------
     WITH                    (10) SHARED DISPOSITIVE POWER
                                    18,794,207 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,794,207 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE REPORTING PERSON)
     HC, CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

========================                              =========================
CUSIP NO. 742476104                                   PAGE 4 OF 8 PAGES
========================                              =========================

-------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     Cablevision Systems Corporation (11-2776686)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE              (a) [ ]
     INSTRUCTIONS)                                                      (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     BK
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
                                    0 shares of Common Stock
    NUMBER OF                --------------------------------------------------
     SHARES                   (8) SHARED VOTING POWER
  BENEFICIALLY                      18,794,207 shares of Common Stock
    OWNED BY                 --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER
   REPORTING                        0 shares of Common Stock
    PERSON                   --------------------------------------------------
     WITH                    (10) SHARED DISPOSITIVE POWER
                                    18,794,207 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,794,207 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC, CO
-------------------------------------------------------------------------------

         This Amendment No. 3, dated July 23, 2002, amends the statement on
Schedule 13D, dated February 14, 2001, as amended by Amendment No.1, dated September 26, 2001, and Amendment No. 2, dated November 13, 2001 (together, the "Statement") filed by PVI Holding, LLC ("PVI Holding"), CSC Holdings, Inc. ("CSC Holdings") and Cablevision Systems Corporation ("Cablevision", together with PVI Holding and CSC Holdings, the "Reporting Persons"), by adding the following additional information.

ITEM 4.  PURPOSE OF TRANSACTION.

The following is hereby added after the eleventh paragraph of Item 4:

         On June 25, 2002, PVI Holding purchased from the Issuer a Convertible Promissory Note (the "Convertible Note") in the amount of $5,000,000, pursuant to a Note Purchase and Security Agreement entered into with the Issuer on the same date ("Note Purchase Agreement"). The Convertible Note bears interest at a rate of 10% per annum and matures on March 31, 2003, unless converted into the Issuer's common stock prior to the maturity date at the option of PVI Holding or, if the Issuer has sold common stock resulting in aggregate cash proceeds of at least $10,000,000 ("Minimum Stock Sales"), the Issuer. The Convertible Note is convertible at a price of $2.50 or, if the aggregate weighted average price of the common stock sold in the Minimum Stock Sales was less than $1.00 per share, at such weighted average price. To secure payment of its obligations under the Convertible Note, the Issuer granted Cablevision a security interest in all of the assets, rights and other property of the Issuer, now existing or acquired in the future.

         The Issuer also issued to PVI Holding an amended and restated warrant certificate ("Restated Warrant") to replace the warrant certificate ("Warrant") issued to PVI Holding on September 20, 2000. The Restated Warrant replaces the previously issued warrant and entitles PVI Holding to purchase 12,794,206.537 shares of PVI's common stock, reflecting all antidilution adjustments required to be made to the number of shares pursuant to the Warrant as of June 25, 2002, for a purchase price of $7.00 per share at any time prior to June 25, 2006.

         On June 25, 2002, Cablevision and the Issuer also entered into an iPoint(TM) Technology License Agreement ("iPoint Agreement"), pursuant to which, in consideration for crediting $3.5 million of prepaid license fees under the Restated L-VIS Agreement (as defined below), the Issuer granted PVI and its Licensed Affiliates (as defined therein) a non-exclusive, worldwide, non-transferable, royalty-free license to use certain intellectual property, including software and equipment ("iPoint Technology").

         In addition, on the same date, Cablevision and the Issuer amended and restated the Joint Collaboration and License Agreement ("Restated Collaboration Agreement") to specifically address the development of the iPoint Technology and to convert the license granted pursuant to such agreement into a royalty-free license. Cablevision and the Issuer also amended and restated the

L-VIS(R) System License Agreement ("Restated L-VIS Agreement") to provide Cablevision with the right to lease or purchase certain software and equipment.

         Under an Option Agreement, dated June 25, 2002, between Cablevision and the Issuer, the Issuer granted Cablevision the option, without limiting Cablevision's rights as a secured party, to acquire a sole, exclusive, perpetual, fully paid up, royalty-free license to all of the Issuer's technology for use in the United States as of the date the option is exercised ("Exercise Date"), subject to existing customer license grants, at a purchase price equal to the appraised fair market value of such rights. The option can be exercised within a period of three months after March 31, 2003, if the Issuer has not met a specified financial test.

         In connection with the above agreements, Cablevision, the Issuer and Kramer Levin Naftalis & Frankel LLP, as escrow agent, entered into a Proprietary Information Escrow Agreement, dated as of June 25, 2002, pursuant to which the Issuer has placed in escrow the proprietary information which it has licensed to Cablevision and its Affiliates in connection with the iPoint Agreement, Restated Collaboration Agreement and the Restated L-VIS Agreement ("Licensed Proprietary Information"), until the earlier of (i) the delivery of the Licensed Intellectual Property to Cablevision in the event that the Issuer fails to meet certain defined financial tests or defaults under the Convertible Note, (ii) termination of the escrow by Cablevision, or (iii) June 25, 2005.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.7 Note Purchase and Security Agreement, dated as of June 25, 2002, between the Issuer and PVI Holding, incorporated by reference to exhibit 10.1 of the Issuer's Current Report on Form 8-K, dated June 25, 2002.

         99.8 iPoint(TM) Technology License Agreement, dated June 25, 2002, between the Issuer and Cablevision, incorporated by reference to exhibit 10.7 of the Issuer's Current Report on Form 8-K, dated June 25, 2002.

         99.9 Amended and Restated Joint Collaboration and License Agreement, dated June 25, 2002, between the Issuer and Cablevision, incorporated by reference to exhibit 10.4 of the Issuer's Current Report on Form 8-K, dated June 25, 2002.

         99.10 Amended and Restated L-VIS(R) System License Agreement, dated June 25, 2002, between the Issuer and Cablevision, incorporated by reference to exhibit 10.3 of the Issuer's Current Report on Form 8-K, dated June 25, 2002.

         99.11 Option Agreement, dated June 25, 2002, between the Issuer and Cablevision, incorporated by reference to exhibit 10.6 of the Issuer's Current Report on Form 8-K, dated June 25, 2002.

         99.12 Proprietary Information Escrow Agreement, dated as of June 25, 2002, among the Issuer, Cablevision and Kramer Levin Naftalis & Frankel LLP, incorporated by reference to exhibit 10.5 of the Issuer's Current Report on Form 8-K, dated June 25, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 23, 2002

                                       PVI HOLDING, LLC


                                       By:   /s/ Robert S. Lemle
                                           ------------------------------------
                                           Name:  Robert S. Lemle
                                           Title: Vice Chairman and General
                                                  Counsel


                                       CSC HOLDINGS, INC.


                                       By:  /s/ Robert S. Lemle
                                          -------------------------------------
                                          Name:  Robert S. Lemle
                                          Title: Vice Chairman, General Counsel
                                                 and Secretary


                                       CABLEVISION SYSTEMS CORPORATION


                                       By:  /s/ Robert S. Lemle
                                          -------------------------------------
                                          Name:  Robert S. Lemle
                                          Title: Vice Chairman, General Counsel
                                                 and Secretary